February 25, 2019

Matthew Szot
Chief Financial Officer
S&W Seed Company
106 K Street, Suite 300
Sacramento, California 95814

       Re: S&W Seed Company
           Registration Statement on Form S-3
           Filed February 12, 2019
           File No. 333-229624

Dear Mr. Szot:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure